TIOMIN RESOURCES INC.



03 AUG -5 AM 7:21

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PLEASE NOTE THAT TIOMIN RESOURCES INC. WILL RELOCATE TO 26 WELLINGTON STREET EAST, SUITE 820, TORONTO, ONTARIO, M5E 1S2, EFFECTIVE SEPTEMBER 1, 2003.

OUR PHONE AND FAX NUMBERS REMAIN THE SAME.

Phone: 1-800 555 0863
(416) 350-3779

Fax: (416) 350-3570

e-mail: info@tiomin.com

website: www.tiomin.com